Sit U.S. Government Securities Fund – Class S (SNGVX) and Class Y (SNGYX) March 31, 2022

The **Sit U.S. Government Securities Fund – Class S** provided a return of -2.16% during the 12-month period ending March 31, 2022, compared to the return of the Bloomberg Barclays Intermediate Government Bond Index of -4.16%. The Fund's 30-day SEC yield was 1.66% and its 12-month distribution rate was 0.91%. The Fund's effective duration was 1.2 years.

The **Sit U.S. Government Securities Fund – Class Y** provided a return of -1.91% during the 12-month period ending March 31, 2022, compared to the return of the Bloomberg Barclays Intermediate Government Bond Index of -4.16%. The Fund's 30-day SEC yield was 1.93% and its 12-month distribution rate was 1.16%. The Fund's effective duration was 1.2 years.

Factors that Influenced the Fund's Performance Over the Past 12 Months

During the 12-month period, the Fund benefited from the consistent, relatively high level of income provided by its holdings in higher coupon government agency mortgages. Yields on U.S. Treasury securities were higher across all maturities for the period. The Fund reduces interest rate risk by using options on Treasury securities. The use of options was effective in providing stability to the Fund's net asset value during the period and partially offset the negative price performance as it relates to the increase in U.S. Treasury yields. In addition, the Fund continued to experience relatively stable prepayment rates as its mortgage holdings are generally well seasoned and have been through many refinancing cycles. The Fund's opportunistic holdings in Treasury Inflation Protected Securities benefited performance during the period as the economy experienced higher than expected inflation metrics.

Outlook and Positioning

One of the prevailing themes of 2021 was the resurgence of the Covid-19 virus with both the Delta variant as well as the Omicron variant. Despite the increase in cases, consumers' demand continued to increase causing demand-pull inflationary pressures. The global reopening of economies caused bottlenecks and labor shortages, which impeded significantly on growth. The subsequent supply chain issues have resulted in a cost-push inflationary environment. The pent-up savings of consumers allowed companies to have unprecedented pricing power, which resulted in increased input costs being directly passed onto the consumer. Supply chain constraints are unlikely to be resolved until the end of this year, if not later. As the pent-up savings begin to deplete, we expect that more workers should begin to re-enter the workforce alleviating some of the supply chain constraints. To combat inflationary pressures, the Federal Reserve has begun to increase short term interest rates, albeit at a cautious rate. If not for the war in Ukraine, the Federal Reserve likely would have been more aggressive, but the consequences to the economy are still uncertain. The Federal Reserve has also given estimates to its balance sheet normalization program, which we believe are unobtainable given the recent acceleration in mortgage rates. The Federal Reserve's reduction in asset purchases will likely be systematic and predictable, however, we expect heightened volatility as the market digests the changes. We continue to position the Fund opportunistically as concerns regarding inflationary pressures and geopolitical risks mount, while maintaining the Fund's focus on seasoned, high coupon agency mortgage securities which provide a high level of income with relatively stable prices. This high level of income and stability of principal has been a fundamental focus of the Fund since its inception.

Fund Objective and Strategy

The Sit U.S. Government Securities Fund objective is high current income and safety of principal. The Fund seeks to achieve its objective by investing exclusively in U.S. government securities, which are securities issued, guaranteed or insured by the U.S. government, its agencies or instrumentalities. In selecting securities for the Fund, the Adviser seeks securities providing high current income relative to yields currently available in the market. In making purchase and sales decisions for the Fund, the Adviser considers their economic outlook and interest rate forecast, as well as their evaluation of a security's prepayment risk, yield, maturity, and liquidity.

DISCLOSURE: Investments are subject to risks, including the possible loss of principal. Past performance is not indicative of future performance. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The Fund's prospectus contains this and other important Fund information and may be obtained at www.sitfunds.com or by calling 1-800-332-5580.

Effective duration is calculated based on historical price changes of securities held by the Fund utilizing empirical historical pricing, estimated average life yield, estimated average life price, and estimated average life date as opposed to maturity, which the Adviser believes is a more accurate estimate of price sensitivity provided interest rates remain within their historical range. Investments in debt securities typically decrease in value when interest rates rise. The risk is usually greater for long-term debt securities. Effective Durations reported herein are

calculated by the Adviser and may differ from duration estimates reported in other materials that are based on different methods of calculating duration utilizing different assumptions.

NOTICE: This analysis contains the collective opinions of our analysts and portfolio managers, and is provided for informational purposes only. While the information is accurate at the time of writing, such information is subject to change at any time without notice, and therefore, so may the investment decisions of Sit Investment Associates.